Exhibit 99.1
29 July 2020

National Grid plc ('National Grid' or 'the Company')
Board Committee Changes

In accordance with Listing Rule 9.6.11R the Company announces that Mark Williamson will step down as Chair of the Audit Committee, with effect from 10 November 2020.

As reported in the 2019/20 Annual Report and Accounts, Liz Hewitt, Independent Non-executive Director of the Company, was identified as the appropriate candidate to succeed Mark Williamson as Chair of the Audit Committee and will step into the role with effect from 10 November 2020. Liz joined the Audit Committee as a member in January 2020; she is a qualified chartered accountant and is an experienced member of and chair of audit committees, including most recently Melrose Industries plc, Novo Nordisk A/S and the House of Lords Commission.

Mark Williamson will continue as Senior Independent Director and as a member of the Board, and Nominations and Remuneration Committees.

Megan Barnes
Head of Company Secretariat